RIO NARCEA GOLD MINES, LTD

Avda. del Llaniello, 13-Bajo • 33860 Salas (Asturias), Spain
Tel: (34) 98 583 15 00 • Fax: (34) 98 583 21 59
Email: gold@rionarcea.com • Web: www.rionarcea.com



NEWS RELEASE

January 12, 2004   Trading Symbol: TSX: RNG

RIO NARCEA REPORTS 2003 GOLD PRODUCTION

Toronto – Rio Narcea Gold Mines, Ltd. is pleased to report operating results for 2003 from its gold operations in northern Spain. The Company produced 174,175 ounces at a cash operating cost of approximately $135 per ounce, surpassing its budgeted gold production by 12%. The mill processed 761,631 tonnes at an average head grade of 7.56 g/t with recoveries of 94.1%. This excellent performance is attributable to higher grade production from the Charnela zone of the El Valle pit and continued high recovery rates.

Production Results

	Fourth Quarter		Annual	
	2003	*2002*	*2003*	*2002*
Gold production (oz)	**39,510**	*42,405*	**174,175**	*177,225*
Plant throughput (t)	**182,065**	*189,586*	**761,631**	*753,411*
Head grade (g/t)	**7.1**	*7.3*	**7.56**	*7.7*
Recovery %	**94.8**	*95.5*	**94.1**	*94.4*

Following the previously signed Memorandum of Understanding with Crew Development Corporation, Rio Narcea has signed a three-year milling agreement covering the purchase and treatment of high-grade ore from their Nalunaq project in Greenland for treatment at the El Valle plant site. The El Valle processing plant with its high capacity gravity circuit and flexibility to treat varying ore types is well suited to incorporate the ore from Nalunaq into the Company's scheduled treatment plan. This also represents a good fit with the transition to underground ore from the El Valle and Carlés mines during 2004. In 2004, the plan is to process four or five batches of 34,000 tonnes each grading 25-30 g/t gold. The agreement provides for a possible increase to 250,000 tonnes per year over subsequent years.

Rio Narcea's production target for 2004 is estimated at 200,000 ounces of gold, which includes Nalunaq's ore.

Rio Narcea is a growing mineral resource company with operations, development projects and exploration activities in Spain and Portugal. In Spain, the Company is producing gold at its 100%-owned El Valle and Carlés mines and rapidly advancing the development of its 100%-owned Aguablanca nickel-copper-PGM deposit. The Company has also established a new business development division to actively seek and pursue quality investment opportunities on a global basis.

For further information contact:

Alberto Lavandeira	Laurie Gaborit
President and CEO	Manager, Investor Relations
Tel: (34) 98 583 1500	Tel: (416) 686 0386
Fax: (34) 98 583 2159	Fax: (416) 686 6326

gold@rionarcea.com
www.rionarcea.com

Forward Looking Statements

Some statements in this press release contain forward looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.